EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Trustees

Humphrey Hospitality Trust, Inc:

We consent to the incorporation by reference in the registration statement on Form S-3 (File No. 333-54270) of Humphrey Hospitality Trust, Inc. of our report dated March 22, 2004, with respect to the consolidated balance sheets of Humphrey Hospitality Trust, Inc. and subsidiaries as of December 31, 2003 and 2002, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the December 31, 2003 annual report on Form 10-K of Humphrey Hospitality Trust, Inc. Our report refers to the adoption of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002.

/s/ KPMG LLP

March 24, 2004

Baltimore, Maryland